Luminar Technologies, Inc.
2603 Discovery Drive, Suite 100
Orlando, Florida 32826
September 3, 2025
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Ms. Erin Donahue Ms. Jennifer Angelini

Re:
Luminar Technologies, Inc.
Registration Statement on Form S-3 as amended by Pre-effective Amendment No. 1
Original Filing Date July 29, 2025
Amendment Filing Date August 22, 2025
File No. 333-289015
Request for Acceleration of Effective Date

Ladies and Gentlemen:
Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Luminar Technologies, Inc. (the “Company”) hereby respectfully requests that the effective date of the above-referenced Registration Statement on Form S-3 be accelerated so that the same will become effective on September 4, 2025, at 2:00 PM, Eastern Time, or as soon thereafter as practicable. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.
The Company hereby authorizes Daniel Kim of Orrick, Herrington & Sutcliffe LLP, counsel to the Company, to orally modify or withdraw this request for acceleration.
The Company requests that it be notified of such effectiveness by a telephone call to Daniel Kim of Orrick, Herrington & Sutcliffe LLP at (310) 633-2803.
If you have any questions regarding this request, please contact Mr. Kim at (310) 633-2803.

Very truly yours,

LUMINAR TECHNOLOGIES, INC.

		By:	/s/ Alexander Fishkin

Name: Alexander Fishkin
Title: Chief Legal Officer

cc:	Daniel S. Kim Orrick, Herrington & Sutcliffe LLP